UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 0-14820
CUSIP NUMBER 452526-10-6

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	May 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Immucor, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

3130 Gateway Drive P.O. Box 5625
Address of Principal Executive Office (Street and Number)

Norcross, Georgia 30091-5625
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Immucor, Inc. (the “Company”) is currently in the process of finalizing its review of certain accounting matters relevant to the completion of its audit and its assessment related to its internal controls over financial reporting as of May 31, 2005, as required by Section 404 of the Sarbanes-Oxley Act (the “Sarbanes-Oxley Act”), and requires additional time to complete such review and assessment. The Company has dedicated significant resources to the completion of its audit and its assessment of the effectiveness of the Company’s internal control over financial reporting. Although substantial progress has been made, there have been delays in completing the audit and the assessment, primarily attributable to the complex nature of the new requirements under Section 404 of the Sarbanes-Oxley Act.

As a result of these delays and in order to ensure the accuracy and completeness of the Company’s Form 10-K (the “Form 10-K”) for the year ended May 31, 2005, the Company is unable to complete and file its Form 10-K by the prescribed filing date without unreasonable effort and expense. The Company continues to dedicate significant resources to the audit of the financial statements, internal control testing and reports, and the Form 10-K, and currently anticipates filing the Form 10-K on or before the extended deadline of August 30, 2005.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Steven C. Ramsey	(770)	441-2051
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In a press release dated August 3, 2005, the Company disclosed a significant improvement in its results of operations for the year ended May 31, 2005 over the corresponding year ended May 31, 2004.  As disclosed in this press release, the Company had revenues of approximately $144.8 million for the year ended May 31, 2005, as compared to $112.6 million for the year ended May 31, 2004. The Company disclosed net income of approximately $24.9 million for the year ended May 31, 2005, as compared to $12.5 million for the year ended May 31, 2004.

Immucor, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2005	By	/s/ Steven C. Ramsey
Steven C. Ramsey
Vice President - Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).